EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Energy Supply Company, LLC
	2002	2001		2000	From November 18, 1999 (Inception Date) through December 31, 1999
Earnings:
(Loss) Income from continuing operations	$(579,465)	$239,884	*	$77,996	$9,532
Fixed charges (see below)	164,739	116,251		39,505	2,378
Income taxes*	(362,513)	124,953	*	36,081	2,503
Amortization of capitalized interest	1,399	213		110	7
Income distributions of equity investees	—	—		7,200	—
Less: Capitalized interest	(10,025)	(7,506)		(4,337)	(212)
Less: Income from unconsolidated investees	—			(5,665)	—

Total Earnings (as defined)	$(785,865)	$473,795		$150,890	$14,208

Fixed Charges:
Interest expensed and capitalized	$159,710	$110,991		$37,795	$2,305
Estimated interest component of rental expense	5,029	5,260		1,710	73

Total Fixed Charges (as defined)	$164,739	$116,251		$39,505	$2,378

Ratio of Earnings to Fixed Charges	(A )	4.08		3.82	5.97

*	Excludes the cumulative effect of an accounting change, minority interest, and extraordinary charges.
(A)	For the year ended December 31, 2002, there is a deficiency of earnings to cover the fixed charges of $950,604.